SECURITIES AND EXCHANGE COMMISSION Washington, D.C.

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such Notification of Registration submits the following information:

Name:	MERCURY SENIOR FLOATING RATE FUND, INC. Address of Principal Business Office (No. & Street, City, State, and Zip Code):

800 Scudders Mill Road Plainsboro, New Jersey 08536

Telephone Number (including area code): (609) 282-2000

Name and Address of Agent for Service of Process:

Terry K. Glenn 800 Scudders Mill Road Plainsboro, New Jersey 08536

Mailing Address: P.O. Box 9011 Princeton, New Jersey 08543-9011

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES |X|	NO | |

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the Township of Plainsboro, and State of New Jersey on the 17th day of July, 2000.

MERCURY SENIOR FLOATING RATE FUND, INC.

By: /s/ Terry K. Glenn (Terry K. Glenn, President)

Attest:

By: /s/ Bradley J. Lucido Bradley J. Lucido (Secretary)

2